

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 4, 2010

SUPPL




10015731

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
4 May 2010 (ASX Announcement & Media Release: Response to price and volume query)

5/18

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 May 2010

Cameron Bill
Adviser, Issuers (Perth)
Australian Securities Exchange
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Cameron

RESPONSE TO PRICE AND VOLUME QUERY

In response to your fax dated 4 May 2010, we provide the following information:

1. The Company is not aware of any information concerning it that has not been announced to the market which could be an explanation for recent trading in securities of the Company.

2. Not applicable.

3. The Company is continuing to market its 90 percent interest in its three exploration blocks offshore Senegal, West Africa in an effort to secure a farm-in partner. As disclosed to the market in our most recent Quarterly Activities Report, discussions have commenced with potential farm-in partners. The farmout process may take several months while companies undertake technical due diligence. Due to the commercially sensitive nature of the farmout process and confidentiality agreements executed as part of this process, FAR will not make any public release until such time as a binding agreement, if any, has been reached. FAR confirms that at the present time no agreement has been reached with any party.

4. I can confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely
For and on behalf of
FIRST AUSTRALIAN RESOURCES LIMITED



MICHAEL EVANS
Executive Chairman

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au